Exhibit 1.02

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8632
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com
FOR IMMEDIATE RELEASE
CDC Global Services Reaches Agreement with Nanjing High-Tech
Zone to Acquire Jiangsu Microsoft Technology Center In China As
Part of Its Rapid Expansion Plans
SHANGHAI, Nov. 02, 2009 — CDC Global Services, a wholly-owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of consulting, IT and IT-enabled professional services, announced today it has executed a term sheet with the Nanjing High-Tech Zone (Nanjing New & High Technology Economic Development Corporation) to acquire a 35 percent stake, with an option for up to a 51 percent stake, in Sowell, known also as the platform of Jiangsu Microsoft Technology Center, that is expected to help fuel CDC Global Services’ rapid expansion in the growing IT outsourcing (ITO) services market in China.
Sowell operates its ITO businesses, which also include R&D outsourcing services, in Nanjing, Wuxi ,Suzhou and Huaian and was the exclusive technology base of Microsoft in Jiangsu Province. Jiangsu Microsoft Technology Center, is a major Microsoft Technology Center where it provides research and development services to Microsoft.
This investment is part of CDC Global Services’ plans to build more IT and R&D outsourcing services in China, which the company plans to grow to 5,000 seats in a few years. Sowell provides IT and Research and Development services that complement CDC Global Services’ business which includes IT and business process outsourcing services in India and China. Sowell’s ITO services include onsite and remote IT support/help desk, IT infrastructure planning, custom/offshore application development, network management and administration and application maintenance and support.

“We expect that this planned acquisition will serve as the launch pad for expanding our IT/R&D outsourcing capabilities in China to serve our global clients,” said C.K. Wong, chairman of CDC Global Services. “As part of our acquisition strategy, Sowell is expected to serve as the platform for rolling up other Microsoft Technology Centers and expanding our services throughout China. In addition to Microsoft, Sowell is expected to continue to attract more key clients, which we believe may include national and local government agencies in China as well as local and multi-national companies. This is a key part of our strategy in seeking strategic initiatives that may include acquisitions, partnerships and investments that will help CDC Global Services grow and increase its market share in the high growth outsourcing services market.
“This planned acquisition is part of our strategic initiative to build CDC Global Services into one of the world’s leading R&D and IT outsourcing centers for premier technology companies like Microsoft,” said Wong. “CDC Global Services IT/R&D operations in China can also help serve the outsourcing needs of some of CDC Software’s 6,000 customers worldwide. We believe this strategic initiative will help unlock shareholder value for CDC Corporation shareholders.
“Notably, this planned acquisition also further strengthens our relationship with the Nanjing government, and we expect to continue our expansion in this region. We believe China holds significant growth opportunity for the rapidly growing market of IT/R&D outsourcing services. With other future planned acquisitions like this, as well as partnerships with other software companies, we expect to be well positioned to become a market leader in IT/R&D outsourcing for customers around the world.”
The acquisition of this interest in Sowell is subject to several customary closing conditions, including the satisfactory completion of due diligence by CDC Global Services.

About CDC Global Services
CDC Global Services provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, staff augmentation, managed-help desk solutions and a full range of business process outsourcing offerings.  It can also provide hardware for data collection and RFID, through partnerships with some of the industry’s most reputable vendors.  CDC Global Services embraces a customer-first approach being able to draw upon a wide range of expert resources to address each customer’s unique business needs, while keeping their best interest as a top priority. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact.  For more information, please visit www.cdcglobalservices.com.
About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.
Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to our beliefs about CDC Global Services, our expectations regarding the expansion of our ITO/R&D business and the possible scope and geographic reach thereof, our expectations regarding the continued holding of interests in Sowell by the Nanjing High-Tech Zone, our expectations and beliefs regarding the growth trends for ITO services, our beliefs regarding our ability to expand operations now and in the future, our beliefs regarding Sowell’s continued ability to attract key clients, our beliefs regarding this strategy and its ability to unlock shareholder value, our expectations regarding continued expansion in this area, in Nanjing, and other areas of China, and our beliefs regarding customer demand for ITO services and the reasons therefor. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, the ability of CDC Global Services to address the business services requirements of the market, demand for and market acceptance of CDC Global Services ITO operations, and the ability of CDC Global Services to expand. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 30, 2009 . All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise